UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

SunLink Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

86737U102

(CUSIP Number)

Milton C, Ault III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86737U102

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 252,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 86737U102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”) on March 1, 2021 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AGH were purchased with working capital in open market purchases. AGH expended an aggregate of $1,435,777.14 for the purchase of the Shares.

The Shares disposed of by AGH as reported on this Amendment No. 1 reduced AGH’s aggregate expenditures by $1,413,820.14. Consequently, as of the date of this Amendment No. 1, AGH has expended an aggregate of $21,957.00 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 6,899,321 Shares outstanding, which is the total number of Shares outstanding as of February 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 16, 2021.

AGH

(a)	As of the close of business on March 19, 2021, AGH beneficially owned 252,000 Shares.

Percentage: Approximately 3.65%

(b)	1. Sole power to vote or direct vote: 252,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 252,000
4. Shared power to dispose or direct the disposition: 0

(c)	AGH has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by its wholly owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Digital Power Lending, a wholly owned subsidiary of AGH, engaged in the following transactions in the Shares since February 26, 2021:

Date	Transaction	Quantity	Weighted Average Price
3/2/2021	Purchase	5,000	$1.92
3/2/2021	Purchase	1,000	$1.93
3/16/2021	Sale	60,000	$3.02
3/16/2021	Purchase	4,816	$4.82
3/17/2021	Sale	4,816	$2.23
3/17/2021	Sale	137,032	$3.38
3/18/2021	Sale	240,000	$3.36

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 86737U102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 86737U102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Executive Chairman

DIGITAL POWER LENDING LLC

By:	/s/ David Katzoff
David Katzoff Manager